UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On November 28, 2025, Micropolis Holding Company (the “Company”) held the Company’s Reconvened Extraordinary General Meeting (the “Reconvened EGM”) at 5:00p.m. (Dubai time) virtually. On October 27, 2025, the record date for the Reconvened EGM (the “Record Date”), there were 34,888,447 of the Company’s Ordinary Shares outstanding and entitled to vote at the EGM. 20,429,191 Ordinary Shares, which represented 58.56% of the total outstanding Ordinary Shares in the Company, were present at the Reconvened EGM, represented in person or by proxy.

Three items of business were acted upon by the Company’s shareholders at the Reconvened EGM, each of which was approved by the shareholders:

1.

“A special resolution that:

(a) Subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands, the Company change its name to “Micropolis AI Robotics”, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company” (“Proposal 1A”); and

(b) “All references to the name “Micropolis Holding Company” as appearing in the Amended and Restated Memorandum of Association and Articles of Association of the Company be replaced with the new name “Micropolis AI Robotics” (“Proposal 1B”).”

2.	“An ordinary resolution that the chairperson of the extraordinary general meeting be directed to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1A and 1B.” (“Proposal 2”)

The voting results were as follows:

	For	Against	Abstain
Proposal 1A	20,420,138	9,052	1
Proposal 1B	20,420,122	9,052	17
Proposal 2	20,378,622	18,928	31,641

The name change has not yet taken effect as of the date of this announcement. The Company will issue a further announcement specifying the expected effective date of the name change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: December 1, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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